Japan Airlines System Corporation

Shinagawa Intercity Tower-A, 2-15-1 Konan,
Minato-ku, Tokyo108-6024
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492



July 18, 2003

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. Notice of the amendment to the Articles of Association of Japan Airlines System Corporation

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

Yours sincerely,

Ko Saruwatari

Director,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
Ko.saruwatari@jal.com

Katsumasa Tomizawa

Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

Notice of the amendment to the Articles of Association of
Japan Airlines System Corporation

To whom it may concern:

Under the Civil Aeronautics Law of Japan, the voting rights of non-Japanese investors in Japanese operating air transport companies is limited to less than one-third of the total voting rights.

This law applies to Japan Airlines and to Japan Air System, which are now in the process of integrating under the supervision of Japan Airlines System Corporation (JALS), the holding company established in October 2002. JALS is not an operating air transport company and the law did not apply. However, at the first annual general meeting of shareholders of JALS held in Tokyo on June 26, it was resolved that should there be an amendment of the law, we should adjust the Articles of Association of JALS accordingly.

Subsequently, the partial amendment of the Japanese Civil Aviation Law relating to foreign investment levels to include JALS in its scope has taken place and was promulgated on July 18, 2003. The date of formal enforcement of that amendment will take place on July 28, 2003. The amendment, incorporated as Article 7 of the Articles of Association of Japan Airlines System Corporation, shown in full below.

Article 7 (as amended)

If the Company receives from a person in one of the listed categories below a request for the inclusion of their name and address in the register of shareholders and the register of beneficial shareholders and if the acceptance of such a request causes the total voting rights owned by such person or persons to represent one-third of the total voting rights of the Company or more, the Company shall refuse such inclusion.
(1) People without Japanese citizenship
(2) Foreign governments, foreign public organizations or similar entities
(3) Foreign commercial corporations or other organizations established under foreign laws and regulations.

This is to inform you of this amendment.

(Reference)
Foreign stockholding ratio of Japan Airlines System Corporation is 4.5% as of the end of March 2003.

Very truly yours

Isao Kaneko
President & CEO
Japan Airlines System Corporation